SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

This is a public announcement by América Móvil, S.A.B. de C.V. ("América Móvil") pursuant to the provisions of Section 4 paragraph 1 and Section 4 paragraph 3 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft, the "Takeover Decree"). This announcement and related information do not constitute a public offer to sell or the solicitation of an offer to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum.

The offer described in this announcement will be made for the ordinary shares of Koninklijke KPN N.V., a public limited liability company incorporated under Dutch law, and is subject to Dutch disclosure and procedural requirements, which are different from those of the United States. The offer will be made in the United States in compliance with Section 14(e) of, and Regulation 14E under, the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), subject to the exemptions provided by Rule 14d-1(d) under the U.S. Exchange Act and otherwise in accordance with the requirements of Dutch law. Accordingly, the offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, the offer timetable, settlement procedures and timing of payments, that are different from those applicable under U.S. domestic tender offer procedures and laws.

To the extent permissible under applicable law or regulation, América Móvil, S.A.B. de C.V. and its affiliates or brokers (acting as agents for América Móvil, S.A.B. de C.V. or its affiliates, as applicable) may from time to time after the date hereof, and other than pursuant to the offer, directly or indirectly purchase, or arrange to purchase, ordinary shares of Koninklijke KPN N.V., that are the subject of the offer or any securities that are convertible into, exchangeable for or exercisable for such shares. To the extent information about such purchases or arrangements to purchase is made public in The Netherlands, such information will be disclosed by means of a press release or other means reasonably calculated to inform U.S. shareholders of Koninklijke KPN N.V. of such information. In addition, the financial advisors to América Móvil, S.A.B. de C.V., may also engage in ordinary course trading activities in securities of Koninklijke KPN N.V., which may include purchases or arrangements to purchase such securities. For purposes of this press release any reference to América Móvil shall where appropriate include Carso Telecom B.V., the affiliate designated by América Móvil to make the Intended Offer (as defined below). Any reference in this press release to a "voluntary public offer" and "voluntary tender offer" shall be construed as references to a full offer (volledig bod) as referred to in Section 1 paragraph b of the Takeover Decree.

The offer price shall be reduced by the per share amount of any dividends or other distributions paid or declared by Koninklijke KPN N.V. following the date hereof and prior to the settlement of the offer.

“América Móvil notes exercise of the call option by the foundation preference shares class B KPN and continues to be committed to the intended offer for KPN”

Mexico City, Mexico, August 30, 2013 -- América Móvil, S.A.B. de C.V. (“América Móvil” or “AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today that it has taken note of the announcement by the board of the Stichting Preference Shares B KPN (the "Foundation") that the Foundation has exercised the option granted to it by Koninklijke KPN N.V. ("KPN") to purchase class B preference shares in the capital of KPN. In addition América Móvil has taken note of the announcement by KPN's Supervisory Board and Management Board (the "KPN Boards") that KPN has issued 4,258,098,272 preference shares class B to the Foundation, resulting in the Foundation having obtained 4,258,098,272 preference shares class B in the capital of KPN, representing 50% minus 1 vote of all issued and outstanding shares in the capital of KPN.1

The Facts

América Móvil has been KPN´s largest minority shareholder since June, 2012. At the time we made our initial investment, the company was suffering the impact of years of underinvestment in the business, as the company catered to investors seeking high cash returns and quick profits. In the process KPN had lost market share across the board as thousands of dissatisfied customers jumped ship to its competitors.

1 Not taking into account 12,156,391 ordinary shares held by KPN as at 31 December 2012.

Less than six months after the completion of America Movil’s initial investment América Móvil was sought out by KPN because the company was struggling to maintain an investment grade rating on its debt. When adjusted for pension and off-balance sheet obligations the real debt of the company was substantially higher, and was several times larger than the cash flow generated by its operations. The company feared that the loss of the investment grade status on its debt would make it extremely difficult for the company to meet its obligations.

América Móvil decided to support a re-capitalization effort at KPN. Thanks to its support, KPN managed to raise €4 billion euros in new equity, including €3 billion euros through a rights issue last May to which America Movil contributed €900 million euros.

Recently KPN decided to sell its German subsidiary E-Plus to the Spanish operator Telefónica. America Movil’s efforts allowed KPN to receive €500 million euros more for the sale of its German asset than had been offered by Telefónica—and accepted by KPN.

América Móvil is an investor well known for taking the long view on its investments, for developing its companies, creating jobs and training its employees for them to adapt to a rapidly changing work environment driven by technological change.

We have acquired dozens of firms in the Americas, including in the U.S., and currently manage operations in 18 countries. We have over 150 thousand employees and continue to create jobs in the countries where we operate. Our capital expenditures total 10 billion dollars per year and have helped us build an integrated fixed and mobile operation throughout Latin America. Our business is one that is competitive and offers more and better services to its clients at increasingly affordable prices.

From the beginning América Móvil has tried to cooperate with KPN and to create value for KPN’s stakeholders. We have operating knowhow and scale that KPN lacks and that can yield important improvements for the company. In February we entered into a Relationship Agreement with KPN that allowed us to have more interaction with the company’s management with a view to making a greater contribution for the future of the company. As a long-term investor we believe we can help KPN focus more on its infrastructure investments for the benefit of its customers, its employees and its shareholders. We believe we can help make it into a better company, one that grows, creates jobs, is more competitive and ultimately is strong enough to remain a major player at home and abroad. And one that, because of its financial strength and technological reliability, serves its country well.

On August 9th America Movil announced its intention to make a public offer for the shares of KPN. This announcement, contrary to what has been stated by the Foundation, followed consultations with the company. Immediately after the announcement, and also contrary to the Foundation’s statements, America Movil sought out KPN’s management for the purpose of negotiating a new Relationship Agreement that would establish the basis of their interaction in years to come. As recently as this week we had further substantive discussions with KPN to progress the draft Relationship Agreement. Further meetings were scheduled to take place today, August 30th.

America Movil is a company that continues to grow, serving more customers and investing more in the development of new services. This is what we aim to do with KPN.

In the event that the Foundation maintains its current position and seeks to prevent the offer from proceeding to the detriment of KPN’s customers, employees and shareholders, and also to the detriment of telecommunication services in the Netherlands, all of whom America Movil firmly believes will benefit from the offer, America Movil is prepared to withdraw its offer.

About América Móvil

América Móvil is the leading provider of telecommunication services in Latin America. As of June 30, 2013, it had approximately 262 million wireless subscribers and approximately 67 million fixed revenue generating units in the Americas.

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Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of América Móvil and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. América Móvil is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 30, 2013

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact